June 23, 2021

VIA EDGAR AND Overnight DELIVERY

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, DC 20549

Attention:	Christopher Edwards Deanna Virginio Gary Newberry Kevin Kuhar

Re:	Elevation Oncology, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 21, 2021 File No. 333-256787

Ladies and Gentlemen:

On behalf of Elevation Oncology, Inc. (the “Company”), we are submitting this letter in response to (i) the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 23, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-256787) (the “Registration Statement”) as originally filed by the Company with the Commission on June 4, 2021, and (ii) the oral comments of the Staff of the Commission conveyed to us during a telephone conference with the Staff on June 22, 2021 (the “Telephone Conference”). Concurrently herewith, we are transmitting Amendment No. 3 to the Registration Statement (the “Amendment”). The numbered paragraphs below correspond to the numbered comments in the Letter or the oral comments conveyed in the Telephone Conference, and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form S-1 filed June 21, 2021

Employment Agreements, page 144

1.	We note that you have revised the exhibit index to remove the Form of Executive Officer Employment Agreement and added an employment agreement with the Company's Chief Executive Officer, Shawn Leland. Please revise your disclosure to describe the material terms of each named executive officer's employment agreement, as required by Item 402(o)(1) of Regulation S-K. To the extent that you have entered into a new or amended employment agreement with your named executive officers in connection with this offering, please describe the material terms of such agreements and file the agreement as an exhibit to your registration statement. Alternatively, please explain to us why such disclosure is not required.

U.S. Securities and Exchange Commission
June 23, 2021

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 144 of the Amendment. The Company further advises the Staff that it has not entered into new or amended employment agreements with its named executive officers beyond those described in the Amendment and filed as exhibits thereto.

Caris Agreement

2.	Oral Comment: The Staff has requested that the Company provide additional disclosure regarding the timing of payments and determination of the initial proceeds percentage referred to in the Caris Agreement, including that it is tiered based on peak sales revenue.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 120 of the Amendment and has refiled Exhibit 10.11 of the Registration Statement.

U.S. Securities and Exchange Commission
June 23, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420.

Sincerely,

Fenwick & West LLP

/s/ Julia Forbess

Julia K. Forbess

cc:	Shawn Leland, Pharm.D., R.Ph., Chief Executive Officer
Elevation Oncology, Inc.

Effie Toshav, Esq.
Robert Freedman, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP